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                         [BRADLEY & RILEY PC LETTERHEAD]


December 18, 2002




United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn. Steven C. Duvall, Don Cavern, Franklin Green, and Mark Webb

Re:      Telecommunications Income Fund X, L.P.
         Preliminary Proxy Statement filed October 29, 2002 and amended December 5, 2002 File No. 0-25574

         Form 10-QSB for the quarter period-ended September 30, 2002

Dear Sirs:

This letter replies to your comment letter of December 16, 2002. Furthermore please consider this letter the withdrawal of the Preliminary Proxy referenced above. Because the Proxy is withdrawn we limit our response to an accounting comment (comment 6) in respect of Telecommunications Income Fund X, L.P.'s ("TIFX") September 30, 2002 financials. Your comment is shown in bold.

ACCOUNTING COMMENTS

LIQUIDATION-BASIS FINANCIAL STATEMENTS:



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BRADLEY & RILEY PC


December 18, 2002
Page 2


6.       WE NOTE THE REVISED DISCLOSURES PROVIDED IN RESPONSE TO PRIOR COMMENT
         14. CONFIRM TO US THAT THE LIQUIDATION BASIS FINANCIAL STATEMENTS PRESENTED AS OF SEPTEMBER 30, 2002 CONTEMPLATED THE DECEMBER 31, 2001 TERMINATION DATE OF THE PARTNERSHIP AGREEMENT.

         We confirm that the liquidation basis financial statements presented as of September 30, 2002 contemplated the December 31, 2001 termination date of the partnership agreement. Once the partnership is terminated the General Partner is obligated by Iowa law and the terms of the partnership agreement to liquidate promptly the assets of the partnership in a manner which is consistent in obtaining the fair value thereof. The financial statements have discounted the value to reflect the General Partner's duty to liquidate the partnership's assets after termination.


               Because the general partner has withdrawn the Proxy Statement, the opportunity to extend the term of the partnership is gone. The partnership will terminate effective December 31, 2002. Iowa law and the provisions of the partnership agreement do not permit "reinstatement" of a limited partnership after the expiration of the term. Pursuant to Iowa law and the provisions of the partnership, the partnership will continue for an indeterminate time to permit the partnership to liquidate. During such time the general partner will continue to fulfill its obligations to liquidate the partnership as required by law.


                                               Very truly yours,

                                               BRADLEY & RILEY PC

                                               /s/ DAVID J. ZYLSTRA
                                               -------------------------
                                               David J. Zylstra


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